Filed Pursuant to Rule 433

Dated May 17, 2022

Registration No. 333-253385

Pricing Term Sheet

Dated May 17, 2022

HSBC USA Inc.

$1,000,000,000 3.750% Senior Notes due 2024

Issuer:	HSBC USA Inc.
Sole Bookrunner:	HSBC Securities (USA) Inc.
Trade Date:	May 17, 2022
Settlement Date:*	May 24, 2022 (T+5)

$1,000,000,000 3.750% Senior Notes due 2024:

Title of Securities:	Senior Notes due 2024 (the “Notes”)
Expected Security Ratings:**	A1 /A- / A+ (Moody’s / S&P / Fitch)
Principal Amount:	$1,000,000,000
Maturity Date:	May 24, 2024
Price to the Public:	99.996% of the principal amount, plus accrued interest, if any, from May 24, 2022 to date of delivery
Underwriting Discount:	0.150%
Net proceeds to Issuer (before expenses):	$998,460,000
Coupon (Interest Rate):	3.750%
Benchmark Treasury:	UST 2.500% due April 30, 2024
Benchmark Treasury Price:	99-19 ¾
Benchmark Treasury Yield:	2.702%
Spread to Benchmark Treasury:	+105 basis points
Re-offer Yield:	3.752%
Interest Payment Dates:	Semi-annually in arrears on May 24 and November 24 of each year, commencing on November 24, 2022 to, and including, the Maturity Date
Day Count / Business Day Convention:	30/360; Following, unadjusted
Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	40428HTA0 / US40428HTA04
Top Co-Managers:	BofA Securities, Inc. Citigroup Global Markets Inc.

Co-Managers:

BNY Mellon Capital Markets, LLC

CaixaBank, S.A.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Erste Group Bank AG

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

Mizuho Securities USA LLC

Natixis Securities Americas LLC

Nordea Bank Abp

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

Academy Securities, Inc.

AmeriVet Securities, Inc.

Bancroft Capital, LLC

Blaylock Van, LLC

Cabrera Capital Markets LLC

CastleOak Securities, L.P.

C.L. King & Associates, Inc.

Great Pacific Securities

MFR Securities, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

____________________

* Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisor.

**A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

*****

Changes to Preliminary Prospectus

1.	The Issuer is not offering any of the Floating Rate Notes.

2.	Additional conforming changes are made throughout the Preliminary Prospectus to reflect the change described above.

*****

The Issuer has filed a registration statement (File No. 333-253385) (including a base prospectus dated February 23, 2021) and a preliminary prospectus supplement dated May 17, 2022 (together, the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated by reference therein that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the Prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

No key information document (“KID”) required by Regulation (EU) No. 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the European Economic Area (“EEA”) has been prepared as the Notes will not be made available to any retail investor in the EEA.

No KID required by Regulation (EU) No 1286/2014 as it forms part of domestic law of the United Kingdom (“UK”) by virtue of the European Union (Withdrawal) Act 2018, as amended (“EUWA”) (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared as the Notes will not be made available to any retail investor in the UK.

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